Mail Stop 3561

December 24, 2008

Katherine Ostruszka
Chief Financial Officer
Marine Growth Ventures, Inc.
405-A Atlantis Road
Cape Canaveral, Florida 32920

> **Re:** **Marine Growth Ventures, Inc.**
> **File No. 333-128077**
> **Form 10-KSB: For the fiscal year ended December 31, 2007**
> **Form 10-Q: For the quarterly period ended September 30, 2008**

Dear Ms. Ostruszka:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-KSB: For the fiscal year ended December 31, 2007

Item 6. Management's Discussion and Analysis

Results of Operations, page 16

1. We note the following with regard to your discussion of "Results of Operations" in the MD&A sections of your Form 10-KSB for the fiscal year ended December 31, 2007 and your Form 10-Q for the quarterly period ended September 30, 2008:

    -   Your MD&A disclosure does not discuss the amounts recognized as "cost of sales" or the fluctuations in the amounts recognized over comparative reporting periods.
    -   Your MD&A disclosure does not discuss the underlying business and operating factors or trends that have resulted in the fluctuation of certain expenses that impact your company's losses from operations. For example, you have not explained why the operating expenses related to the Pacific Aurora declined significantly in the three and nine month periods ended September 30, 2008, nor have you quantified the actual amount of such expense recognized during the respective comparative periods.
    -   Your MD&A disclosure does not discuss the factors contributing to material fluctuations in certain expenses classified as "Other Income (Expense)" in your statements of operations. For example, you have not disclosed the reason you received and recognized a sales tax credit in the three month period September 30, 2008 or why "other" expense increased materially in such period.

    Please expand your MD&A disclosure to discuss the underlying factors and trends impacting each line item presented in your statement of operations. Your expanded disclosure should also discuss the factors resulting in infrequent or unusual items that have impacted your results of operations, such as the sales tax credit received in fiscal year 2008.

Item 7. Financial Statements

Balance Sheet, page 25

2. Please tell us the nature of the $67,916 "Loan Reserve" reported as a current asset at December 31, 2007. As part of your response, tell us (i) why this item should be reported as an asset, (ii) the transaction(s) or factor(s) resulting in the reduction of this balance to $0 during the nine months ended September 30, 2008, and (iii) the journal entries recorded when the asset balance was reduced.

3. It appears that the $180,000 security deposit that your company expected to receive in connection with the Bareboat Sub-Charter of the M/V Babe was reported as both a receivable and a liability (i.e., "other payable – security

deposit") on your December 31, 2007 balance sheet. Given that (a) the $180,000 deposit was not received as of December 31, 2007 and (b) no liability was incurred as of December 31, 2007, it appears that the recognition of such amount incorrectly grossed up your asset and liability balances. As such, please exclude this amount from your fiscal year 2007 balance sheet in future filings. In addition, please tell us how you have recorded the reserve that was recorded against the $180,000 receivable during the nine month period ended September 30, 2008. That is, specifically tell us (i) what account was "debited" in your financial statements and (ii) whether the "other payables" balance of $195,190 at September 30, 2008 still includes the $180,000 security deposit that was reported at December 31, 2007.

Notes to Consolidated Financial Statements

Note 5 – M/V Pacific Aurora, page 12

4. We note that you capitalized $131,725 worth of professional fees in connection with your company's purchase of the Pacific Aurora. Please tell us the specific nature of the services that your company received in exchange for the professional fees that have been capitalized. As part of your response, explain why you believe such costs qualify for capitalization and cite any accounting literature that you believe supports your accounting treatment.

   In addition, please clarify whether or not the entire $131,725 in professional fees had been paid in cash as of December 31, 2007. In this regard, we note that the statements of cash flows presented in your filings on Form 10-QSB for each quarterly period in fiscal year 2007, as well as the statement of cash flows presented in your Form 10-Q for the quarterly period ended September 30, 2008, report such amount as a cash outflow in the investing activities section of the cash flow statement. However, the statements of cash flows presented in your Form 10-KSB for the fiscal year ended December 31, 2007, as well as in your filings on Form 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008, only report cash outflows of $69,891 related to the $131,725 in fees – while the remaining $61,834 has been disclosed within the non-cash investing activities section of your statement of cash flows. As part of your response, also tell us (i) why it is appropriate to report any portion of the professional fees within the "investing activities" section of your statement of cash flows and (ii) the nature of any amounts that have not been paid in cash, if applicable.

Item 8a. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 39

5. In future filings, please revise your management report on internal control over financial reporting ("ICFR") to include a statement identifying the framework

used by management to evaluate the effectiveness of your company's ICFR. Refer to Item 308(T)(a)(2) of Regulation S-K for further guidance.

Form 10-Q: For the quarterly period ended September 30, 2008

Item 1. Financial Statements

Consolidated Balance Sheet, page 3

6. We note that the amount reported in your balance sheet for the "Vessel Held for Sale" reflects the price at which your company purchased the Babe. Pursuant to paragraph 34 of SFAS No. 144, the carrying value of a newly acquired asset classified as held for sale should be established based on its fair value less the cost to sell at the acquisition date. Given your company's prior unsuccessful efforts to sell this vessel both while it was under lease and through the date that you filed your Form 10-Q for the quarterly period ended September 30, 2008, please tell us if consideration was given to (i) whether the actual fair value of the vessel is less than the price at which your company purchased the asset and (ii) whether an impairment charge should be taken against carrying value of the asset. As part of your response, tell us (a) the price at which the sub-leasing party to the August 28, 2007 Bareboat Sub-Charter agreement intended to purchase the vessel, (b) the date at which your company began seeking a new buyer, (c) the price at which the vessel is currently being marketed, (d) the expected costs to sell the asset, (e) the nature of your company's marketing efforts related to this vessel, and (f) the reason you believe that the sale of the asset at its marketed price is probable within one year. In addition, please tell us whether your company has located a potential buyer as of the date of your response.

Consolidated Statement of Operations, page 4

7. Please tell us why the forgiveness of $171,667 of accrued payroll by an officer of your company was accounted for as a reversal of payroll expense in your statement of operations for the nine months ended September 30, 2008, rather than a capital contribution in your balance sheet and statement of stockholder's equity. Please cite any accounting literature that you believe supports your accounting treatment.

8. Based upon your disclosure in MD&A regarding payroll and related expenses (page 11), it appears that the election of the majority of your company's officers to waive their compensation until your company recognizes sustainable revenues has significantly impacted the amount of compensation expense recognized in your statement of operations. However, we believe that your financial statements should still reflect a reasonable amount of compensation related to the services provided by those officers as (i) costs in your consolidated statements of operations and (ii) capital contribution in your consolidated statements of

stockholders' deficiency. As such, please clarify whether any compensation was recognized subsequent to March 1, 2008 for services provided by officers who have elected to waive their compensation as of that date. If so, tell us how much compensation was recognized and the basis for such amount. If no compensation has been recognized for such services, please revise your financial statements to reflect an appropriate amount of payroll expense.

9. In addition, we note that your company has historically utilized employees of an entity controlled by the Chairman of the Board of Directors in exchange for services provided by one of your company's employees. We also note that, historically, you have recognized expense for the services received based upon the amount by which the value of those services received exceeded the value of the services provided by your company's employee. Please tell us whether the election of the majority of your company's officers to waive their compensation until your company recognizes sustainable revenues has or will impact the amount of expense you plan to recognize for the use of employees of the entity controlled by the Chairman of the Board of Directors.

10. Please tell us the factors that resulted in the receipt and recognition of a sales tax credit in the three month period ended September 30, 2008.

Consolidated Statements of Cash Flows, page 5

11. Per your balance sheet, as well as Note 3 to your financial statements, it appears that your company paid down a significant portion of its Revolving Note "A" balance during the nine months ended September 30, 2008. However, your cash flow statement does not reflect any cash outflows attributable to financing activities. As such, it appears that cash outflows related to payments against your company's Revolving Note "A" balance may have been inappropriately netted against cash inflows from other sources and disclosed as non-cash financing activities within your statement of cash flows. It appears as though you may have also applied a similar accounting treatment to your company's acquisition of the Pacific Aurora -- despite the fact that the seller of the vessel and the lender of the funds used to acquire the vessel appear to have been separate, unrelated entities. With regard to the aforementioned transactions, it appears that you may have misapplied the guidance provided in paragraph 32 of SFAS No. 95. Please revise your statements of cash flows to separately disclose all cash inflows and cash outflows on a gross basis in the "investing activities" and "financing activities" sections of your statements of cash flows – unless such cash flows are specifically exempted from such presentation by paragraph 12, 13 or 32 of SFAS No. 95. Alternatively tell us why your statement of cash flows should not be revised. Please also refer to paragraph 31 of SFAS No. 95 for guidance.

Notes to Condensed Consolidated Financial Statements

Note 4 – Fixed Assets, page 9

12. Per Note 5 to your financial statements for the fiscal year ended December 31, 2007, your company acquired a Canadian flagged vessel, the Pacific Aurora, on March 27, 2007. Per Note 4 to your financial statements for the quarterly period ended September 30, 2008, no depreciation had been taken against the Pacific Aurora as of September 30, 2008, as the vessel was not yet operational. Given that this asset is not held for sale, please explain to us in detail why no depreciation should have been taken against the Pacific Aurora prior to September 30, 2008.

13. We note that as of December 31, 2007, your company intended to sell cruise timeshares aboard the Pacific Aurora. However, as of September 30, 2008, it appears that your company has revised its business plan and intends to sell condos aboard the Pacific Aurora. As the cash flows expected to be generated from selling condos aboard the Pacific Aurora would appear to differ significantly from the cash flows that would have been expected to be generated under your company's original plan to sell cruise timeshares aboard the vessel, please tell us whether you tested the carrying value of your company's vessel for impairment in connection with your company's change in business plan. If an impairment test has been performed, please describe in detail the valuation method used and related assumptions applied in determining that the carrying value of the Pacific Aurora was fully recoverable at the time of your analysis. If an impairment analysis has not been performed, please test the carrying value of the Pacific Aurora for recoverability and tell us the results of your analysis. In addition, given that you have disclosed in MD&A that you expected condo sales to begin in the fourth quarter of fiscal year 2008, please tell us whether any condos have been sold aboard the Pacific Aurora as of the date of your response. Refer to paragraph 8 of SFAS No. 144 for guidance regarding when a long-lived asset should be tested for recoverability.

Item 2 – Management's Discussion and Analysis

Liquidity and Capital Resources, page 12

14. Per your MD&A disclosure regarding your company's liquidity and capital resources, all net timeshare revenues generated by the Pacific Aurora shall be applied as mandatory prepayments to reduce the principal on your company's modified loan from Greystone Business Credit II. However, we note that your company's business plan has changed, such that your company intends to sell condos aboard the Pacific Aurora, rather than cruise timeshares. In this regard, please tell us and disclose how the change in your company's business plan impacts the circumstances under which your company must make prepayments

against its borrowings from Greystone Business Credit II, if at all. Your expanded disclosure should discuss the extent to which cash generated from the sale of condos, if any, can be used for purposes other than satisfying your company's borrowings from Greystone Business Credit II – including other capital needs such as working capital and other outstanding debt. Please provide your proposed disclosure as part of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief